BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

BRF S.A. ("BRF" – Bovespa: BRFS3; NYSE: BRFS or "Company"), pursuant to Official Notice 3420/2014-SAE dated as of 11.05.2014, hereby comes to clarify the content in the news published on that same date in Valor Econômico newspaper, headlined: "Besides dealing with Americana, BRF tries to acquire the French Doux".

The article mentions that BRF would have interest in acquiring Americana, a company based in Kuwait, and the French company Doux.

BRF clarifies that it regularly evaluates business opportunities in several countries. BRF informs that it has had discussions with the companies aforementioned, but has not reached any binding agreements. In case the Company reaches binding agreements with any of these companies it will make the necessary communications.

Thus, the Company reiterates the observance and compliance with CVM Instruction 358, of January 03, 2002 and will continue to maintain the general market informed, pursuant to the regulations in force.

São Paulo, November 06, 2014.

Augusto Ribeiro Júnior

Chief Financial and Investors Relations Officer